VSE CORPORATION
6348 Walker Lane,
Alexandria, Virginia 22310

July 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Donald E. Field

Re:	VSE Corporation
Registration Statement No. 333-273085
Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-273085) filed by VSE Corporation on June 30, 2023 (the “Registration Statement”).

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Joel May at 404-581-8967.

Thank you for your attention to this matter.

Sincerely,

VSE CORPORATION

By:	/s/ Stephen D. Griffin
Name:	Stephen D. Griffin
Title:	Senior Vice President and Chief
Financial Officer

cc:	Joel T. May
Jones Day